June 16, 2005

Susan C. Block

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549-0303

Re:	IAC/InterActiveCorp
Form S-4 filed on April 26, 2005
File No. 333-124340

Dear Ms. Block:

IAC/InterActiveCorp (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement on Form S-4 filed by IAC on April 26, 2005 and amended on June 2, 2005 (as amended, the “Registration Statement”).  The Company hereby acknowledges to the staff (the “Staff”) of the Commission the following:

The Company’s disclosure in the Registration Statement is the responsibility of the Company.  The Company acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure relating to the Company in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person against the Company with respect to this matter.  The Company also represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person against the Company under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its legal responsibility for the material adequacy and accuracy of disclosures relating to the Company in the Registration Statement.

*              *              *

Very truly yours,

IAC/InterActiveCorp

By:	/s/ Gregory R. Blatt
	Name:	Gregory R. Blatt
	Title:	Senior Vice President, General Counsel
and Secretary

cc:	Brett Robertson, Esq.
Ask Jeeves, Inc.

Peter T. Heilmann, Esq.
Gibson, Dunn & Crutcher

David C. Karp, Esq.
Wachtell, Lipton, Rosen & Katz